Exhibit 4.2

SIXTH AMENDMENT TO AMENDED AND RESTATED

CREDIT AND FUNDING AGREEMENT

by and among

OLIN CORPORATION

as Borrower

and

THE LENDERS PARTY HERETO

and

PNC BANK, NATIONAL ASSOCIATION

as Administrative Agent

and

PNC CAPITAL MARKETS LLC

as Lead Arranger and Sole Bookrunner

Dated as of March 9, 2017

This SIXTH AMENDMENT TO AMENDED AND RESTATED FUNDING AND CREDIT AGREEMENT (this “Amendment”), dated as of March 9, 2017, to the Amended and Restated Credit and Funding Agreement dated as of December 9, 2010, as amended by the First Amendment thereto dated as of December 27, 2010, the Second Amendment thereto dated as of April 27, 2012, the Third Amendment thereto dated as of June 23, 2014, the Fourth Amendment thereto dated as of June 23, 2015 and the Fifth Amendment thereto dated as of September 29, 2016 (the “Credit and Funding Agreement”), among OLIN CORPORATION, a Virginia corporation (the “Borrower”), the Lenders and other parties party thereto from time to time and PNC BANK, NATIONAL ASSOCIATION, as Administrative Agent.

RECITALS

A.    Pursuant to the Credit and Funding Agreement, the Lenders have extended credit to the Borrower, on the terms and subject to the conditions set forth therein.

B.    The Borrower has requested that the Credit and Funding Agreement be amended as set forth herein.

C.    The Lenders are willing to agree to such amendments on the terms and conditions set forth herein.

Accordingly, in consideration of the agreements contained herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto hereby agree as follows:

ARTICLE 1

DEFINITIONS

1.1.    Definitions. Except as otherwise expressly provided herein, capitalized terms used in this Amendment shall have the meanings given to them in Section 1.01 of the Credit and Funding Agreement.

1.2.    Rules of Interpretation. Except as otherwise expressly provided herein, the rules of interpretation set forth in Section 1.02 of the Credit and Funding Agreement shall apply mutatis mutandis to this Amendment.

ARTICLE 2

AMENDMENTS

2.1.    Deleted Definitions. Section 1.01 of the Credit and Funding Agreement is hereby amended by deleting the defined terms “Consolidated Transaction Costs”, “Guarantee Agreement” and “Guarantor”.

2.2.    Amended Definitions. Section 1.01 of the Credit and Funding Agreement is hereby amended by amending and restating the following definitions:

“Consolidated Cost Savings” means, for any period, those synergies, operating expense reductions and cost-savings of the Borrower and its Subsidiaries that are reasonably identifiable, factually supportable and projected by the Borrower in good faith to be realized following the Closing Date (as defined in the Wells Credit Agreement) as a result of restructurings, reorganizations, divestitures, cost savings initiatives, production rationalizations and other similar initiatives, in each case to the extent not prohibited by this Agreement (collectively, “Initiatives”) (calculated on a pro forma basis as if such synergies, operating expense reductions and cost-savings had been realized on the first day of such period, and net of the amount of actual benefits realized during such period from such Initiatives to the extent already included in Consolidated Net Income for such period); provided that (i) no synergies, operating expense reductions or cost-savings shall be added to Consolidated EBITDA pursuant to clause (e) thereof to the extent duplicative of any expenses or charges otherwise added to (or excluded from) Consolidated EBITDA, whether through a pro forma adjustment or otherwise, for such period and (ii) projected amounts (and not yet realized) (x) may be added (the date on which such amounts are added, the “Initiative Commencement Date”) once actions in respect of such Initiative have been taken or are expected to be taken (in the good faith determination of the Borrower) within 12 months and (y) may no longer be added back in calculating Consolidated EBITDA pursuant to clause (e) thereof to the extent occurring more than six full fiscal quarters after the Initiative Commencement Date.

“Consolidated EBITDA” means, for any period, Consolidated Net Income for such period (adjusted to exclude all extraordinary or unusual items and any gains or losses on sales of assets outside the ordinary course of business) plus, without duplication and (except with respect to synergies included in Consolidated Cost Savings) to the extent deducted in calculating such Consolidated Net Income for such period, the sum of (a) income tax expense, (b) interest expense, amortization or writeoff of debt discount with respect to Indebtedness (including the Advances), (c) depreciation and amortization expense, (d) amortization of intangibles (including, but not limited to, goodwill) and organization costs, (e) Consolidated Cost Savings; provided that with respect to any period, the aggregate amount added back in the calculation of Consolidated EBITDA for such period pursuant to this clause (e) and clause (f) below shall not exceed (x) for any period ended on or prior to December 31, 2018, 20% of Consolidated EBITDA and (y) otherwise, 15% of Consolidated EBITDA (calculated prior to giving effect to any add-backs pursuant to this clause (e) and clause (f) below); provided further that for any period ended after December 31, 2019, no such Consolidated Cost Savings pursuant to this clause (e) may be added back, (f) costs and expenses incurred in connection with the implementation of Initiatives; provided that with respect to any period, the aggregate amount added back in the calculation of Consolidated EBITDA for such period pursuant to this clause (f) and clause (e) above shall not exceed (x) for any period ended on or prior to December 31, 2018, 20% of Consolidated EBITDA and (y) otherwise, 15% of Consolidated EBITDA (calculated prior to giving effect to any add-backs pursuant to this clause (f) and clause (e) above); provided further that for any period ended after December 31, 2019, no such costs or expenses pursuant to this clause (f) may be added back, (g) all payments triggered in respect of the Borrower’s non-qualified deferred compensation and post-retirement benefit plans in connection with the Transactions during such period and (h) any other non-cash charges, minus, (i) any cash payments made during such period in respect of items described in clause (h) above subsequent to the fiscal quarter in which the relevant non-cash charge was reflected as a charge in the statement of

Consolidated Net Income and (ii) to the extent included in calculating such Consolidated Net Income for such period, any non-cash income (other than amounts accrued in the ordinary course of business under accrual-based revenue recognition procedures in accordance with GAAP). For the purposes of calculating Consolidated EBITDA for any Reference Period pursuant to any determination of the Consolidated Leverage Ratio, if during such Reference Period the Company or any Subsidiary shall have made a Material Acquisition or a Material Disposition, Consolidated EBITDA for such Reference Period shall be calculated after giving pro forma effect thereto as if such Material Acquisition or Material Disposition, as applicable, occurred on the first day of such Reference Period.

“Consolidated Total Debt” means, at any date, the aggregate principal amount of all Indebtedness of the Borrower and its Subsidiaries at such date, determined on a consolidated basis in accordance with GAAP.

“LIBOR” shall mean, for any Interest Period, the greater of (A) zero percent per annum and (B) the interest rate per annum determined by the Administrative Agent by dividing (the resulting quotient rounded upwards, if necessary, to the nearest 1/100th of 1% per annum) (i) the rate which appears on the Bloomberg Page BBAM1 (or on such other substitute Bloomberg page that displays rates at which US dollar deposits are offered by leading banks in the London interbank deposit market), or the rate which is quoted by another source selected by the Administrative Agent which has been approved by the British Bankers’ Association as an authorized information vendor for the purpose of displaying rates at which US dollar deposits are offered by leading banks in the London interbank deposit market (an “Alternate Source”), at approximately 11:00 a.m., London time, on the Interest Rate Determination Date as the London interbank offered rate for U.S. Dollars for an amount comparable to the Outstanding Principal Amount of the Bonds and having a borrowing date and a maturity comparable to such Interest Period (or if there shall at any time, for any reason, no longer exist a Bloomberg Page BBAM1 (or any substitute page) or any Alternate Source, a comparable replacement rate determined by the Administrative Agent at such time (which determination shall be conclusive absent manifest error)), by (ii) a number equal to 1.00 minus the LIBOR Reserve Percentage. LIBOR may also be expressed by the following formula:

LIBOR =	Bloomberg Page BBAM1
1.00 - LIBOR Reserve Percentage

“Loan Documents” means this Agreement, the Administrative Agent’s Letter, the Indentures, the Loan Agreements, the Bond Notes, the Bonds, the Tax Regulatory Agreements and any other instruments, certificates or documents delivered in connection herewith or in connection with the issuance of the Bonds.

“Wells Credit Agreement” means that Credit Agreement dated as of June 23, 2015, as may be supplemented and amended from time to time, among the Borrower, Olin Canada ULC, the lenders and issuers of letters of credit that are party to such Wells Credit Agreement or become party to such Credit Agreement pursuant to the terms thereof and Wells Fargo Bank, National Association, as administrative agent for the lenders and issuing banks thereunder.

2.3.    Section 6.01(b) – Affirmative Covenants – Consolidated Leverage Ratio. Section 6.01(b) of the Credit and Funding Agreement is hereby amended and restated as follows:

“(b)    Consolidated Leverage Ratio. Maintain a Consolidated Leverage Ratio as of the last day of each Reference Period (commencing with the Reference Period ending on March 31, 2017) of not more than the ratio set forth opposite such period:

Period	Consolidated Leverage Ratio
March 31, 2017 through and including September 30, 2018	4.50:1.00
December 31, 2018 through and including March 31, 2019	4.25:1.00
June 30, 2019 through and including September 30, 2019	4.00:1.00
December 31, 2019 and thereafter	3.75:1.00

2.4.    Section 6.01(c) – Affirmative Covenants – Consolidated Interest Coverage Ratio. Section 6.01(c) of the Credit and Funding Agreement is hereby amended and restated as follows:

“(c)    Consolidated Interest Coverage Ratio. Maintain a Consolidated Interest Coverage Ratio for each Reference Period (commencing with the Reference Period ending on March 31, 2017) of not less than 3.50:1.00.”

2.5.    Section 6.02(b)(vi) – Negative Covenants – Domestic Subsidiary Indebtedness. Section 6.02(b)(vi) of the Credit and Funding Agreement is hereby amended and restated as follows:

“(vi)    “Indebtedness of any Domestic Subsidiary that is a Borrower (as defined in the Wells Credit Agreement) under the Wells Credit Agreement, and”

ARTICLE 3

MISCELLANEOUS

3.1.    Effectiveness. This Amendment is effective as of the date hereof upon its execution and delivery by the Borrower and Lenders constituting the Majority Lenders. The Administrative Agent shall promptly notify the Lenders of the occurrence of the effectiveness of this Amendment. On and after the date hereof, each reference in the Credit and Funding Agreement to “this Agreement”, “hereunder”, “hereof” or words of like import referring to the Credit and Funding Agreement and each reference in each of the other Loan Documents to “the Credit and Funding Agreement”, “thereunder”, “thereof” or words of like import referring to the Credit and Funding Agreement shall mean and be a reference to the Credit and Funding Agreement as amended by this Amendment.

3.2.    Representations and Warranties. The Borrower hereby represents and warrants to the Lenders and the Administrative Agent that (a) after giving effect to this Amendment, the representations and warranties set forth in the Credit and Funding Agreement are correct in all material respects on and as of the date hereof as though made on and as of the date hereof and (b) no event has occurred and is continuing which constitutes an Event of Default or which would constitute an Event of Default but for the requirement that notice be given or time elapse or both.

3.3.    No Waiver. Except as specifically amended or modified pursuant to the terms of this Amendment, the terms and conditions of the Credit and Funding Agreement and the other Loan Documents remain in full force and effect. Nothing herein shall limit in any way the rights and remedies of the Lenders or the Administrative Agent under the Credit and Funding Agreement (as amended and modified hereby) and the other Loan Documents.

3.4.    Counterparts. This Amendment may be executed in any number of counterparts and by different parties hereto in separate counterparts, each of which when so executed shall be deemed to be an original, and all of which taken together shall constitute one and the same agreement. Delivery of an executed counterpart of a signature page to this Amendment by facsimile or in electronic (i.e., “pdf’ or “tif’) format shall be effective as delivery of a manually executed counterpart of this Amendment.

3.5.    Governing Law. This Amendment and any claim, controversy, dispute or cause of action (whether in contract or tort or otherwise) based upon arising out of or relating to this Amendment and the transactions contemplated hereby shall be governed by, and construed in accordance with, the law of the State of New York.

[Signature page follows.]

[SIGNATURE PAGE TO SIXTH AMENDMENT TO

AMENDED AND RESTATED FUNDING AND CREDIT AGREEMENT]

IN WITNESS WHEREOF, the parties hereto, by their officers thereunto duly authorized, have executed this Agreement as of the day and year first above written.

OLIN CORPORATION		PNC BANK, NATIONAL ASSOCIATION, Individually and as Administrative Agent

By:	/s/ John E. Fischer	By:	/s/ Caleb A. Shapkoff
Name:	John E. Fischer	Name:	Caleb A. Shapkoff
Title:	Chief Executive Officer	Title:	Vice President

WELLS FARGO BANK, N.A.		BANK OF AMERICA, N.A.

By:	/s/ Daniel R. Van Aken	By:	/s/ Eric A. Escagne
Name:	Daniel R. Van Aken	Name:	Eric A. Escagne
Title:	Managing Director	Title:	Senior Vice President

THE NORTHERN TRUST COMPANY		BRANCH BANKING AND TRUST COMPANY

By:	/s/ John Lascody	By:	/s/ John Malloy
Name: Title:	John Lascody Vice President	Name: Title:	John Malloy Senior Vice President

BOKF, N.A. d/b/a BANK OF OKLAHOMA

		By:	/s/ Jane Faulkenberry
		Name: Title:	Jane Faulkenberry Senior Vice President